FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Athens, 27 June 2012

Resignation of the Chairman of the Board, Vassilios Rapanos

After the close of today’s Board meeting Mr. Vassilios Rapanos submitted his resignation as Chairman of the Board of Directors of National Bank of Greece.

The letter of resignation of Vassilios Rapanos is reproduced below:

“To the Board of Directors of National Bank of Greece

Dear Members of the Board,

After two-and-a-half years as Chairman of the Board of National Bank of Greece, I have decided to resign. As you are already aware, it was for health reasons that I was unable to accept the invitation by the Prime Minister—extended to me with the consent of the leaders of the other parties supporting the government—to head the Finance Ministry. It is for the same reason that I submit today my resignation to the Board of National Bank of Greece.

I want to thank you for the excellent cooperation we forged throughout the time we worked together and wish you good health, strength and every success in your personal and professional life. You will always have a special place in my memories.

Yours most sincerely,

Vassilios Rapanos”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 27th June, 2012
Chief Executive Officer